SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                __________

                                FORM 8-A/A

                              Amendment No. 4


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                PURSUANT TO SECTION 12(b) OR (g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                       WESTAMERICA BANCORPORATION
                       ___________________________
        (Exact name of registrant as specified in its charter)


             CALIFORNIA                              94-2156203
             __________                              __________
(State of incorporation or organization)  (I.R.S. Employer Identification No.)


              1108 FIFTH AVENUE, SAN RAFAEL, CALIFORNIA 94901
              ________________________________________________
           (Address of principal executive offices)   (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered
___________________                _______________________________

None                                None


       If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
General Instruction A.(c), check the following box.  [     ]

       If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
General Instruction A.(d), check the following box. [     ]

       Securities Act registration statement file number to which this form relates: _____________________________ (if applicable)



Securities to be registered pursuant to Section 12(g) of the Act:


                     Common Stock Purchase Rights
                      __________________________
                           (Title of Class)

                         Explanatory Note

This Amendment No. 4 amends and supplements the Registration
Statement on Form 8-A filed by Westamerica Bancorporation ("Westamerica" or "Company") on January 8, 1987, as amended by Amendment Numbers 1, 2 and 3 filed on, respectively, September 29, 1989, March 23, 1995 and November 19, 1999, relating to the registration of Common Stock Purchase Rights.

Item 1.  Description of Registrant's Securities to be Registered.

       As a precaution to ensure that it continues to be able to take appropriate action to protect the interests of Westamerica and its shareholders, Westamerica's Board of Directors approved the amendment of its existing Shareholder Rights Plan on October 28, 2004, to become effective on
December 31, 2004, to update the existing plan and extend its maturity until December 31, 2009. The new amended plan is very similar in purpose and effect to the plan as it existed prior to amendment. It would help the Board to maximize shareholder value in the event of a change of control of Westamerica and otherwise to resist actions that the Board considers likely to injure Westamerica or its shareholders.

       Integral to the plan is a Rights dividend payable on shares of Westamerica's Common Stock. On December 18, 1986, the Board of
Directors of Westamerica declared a dividend distribution of one Right for each outstanding share of common stock, no par value (the "Common Stock"), of the Company to shareholders of record at the close of business on January 20, 1987 (the "Record Date").

       The Rights Agreement, which provides the description and terms of the Rights, was amended and restated on September 28, 1989 and on May 25, 1992 the then current Rights Agent, Chemical Trust Company of California, replaced the original Rights Agent. On March 23, 1995, the Company and Chemical Trust Company of California as Rights Agent, again amended and restated the Rights Agreement (the "1995 Rights Agreement"). On
November 19, 1999, the then existing rights agent, ChaseMellon Shareholder Services, LLC (successor in interest to Chemical Trust Company of California) was replaced by the current Rights Agent, Harris Trust and Savings Bank, and the 1995 Rights Agreement was amended and restated (referred to herein, as amended and restated, as the "1999 Rights Agreement"). On December 31,
2004, the 1999 Rights Agreement was amended and restated (referred to herein, as amended and restated, as the "2004 Rights Agreement") and Computershare Investor Services, LLC was appointed as Rights Agent. A summary of the 2004 Rights Agreement is set forth below.

       Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one share of Common Stock, at a price of $110.00 per share (the "Purchase Price"), subject to adjustment. The Rights are not exercisable until the Distribution Date (as defined below).

       The Rights are currently attached to all Common Stock certificates representing shares outstanding, and no separate Right Certificates will be distributed until the earlier to occur of (i) a public announcement that, without the prior consent of the Company, a Person or group of affiliated or associated Persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of securities having 10% or more of the voting power of all outstanding voting securities of the Company, or (ii) ten days (unless such date is extended by the Board of Directors) following the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any Person or group of related Persons becoming an Acquiring Person (the earlier of such dates being called the "Distribution Date"). Until the Distribution Date the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with this Amended and Restated Summary of Rights. The 2004 Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates.

       From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation referring to the associated Rights. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date (with or without this Amended and Restated Summary of Rights attached) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, Westamerica will issue certificates evidencing the Rights ("Rights Certificates"), and the Rights will become exercisable and separately tradable.

       The Rights will expire on the earliest of (i) December 31, 2009,
(ii) consummation of a merger transaction with a Person or group who acquired Common Stock pursuant to a Permitted Offer (as defined below), and is offering in the merger the same price per share and form of consideration paid in the Permitted Offer, or (iii) redemption of the Rights by the Company as described below.

       The Purchase Price payable, and the number of shares of the Common
Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Common Stock at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings and dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

       In the event that, after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such,
(i) the Company is acquired in a merger or other business combination transaction in which the Common Stock is exchanged or changed, (ii) any bank subsidiary of the Company is involved in a merger or other business combination transaction or (iii) 50% or more of its assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (other than such Acquiring Person) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the surviving or resulting Person in the merger or business combination transaction or the Person acquiring the greatest portion of the assets, as appropriate, or, in either case, its publicly traded parent company or affiliate, which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Merger Right").

       In the event that a Person becomes the beneficial owner of securities having 10% or more of the voting power of all then outstanding voting securities of the Company (unless pursuant to a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the members of the Board of Directors who are not officers of the Company to be both adequate and otherwise in the best interests of the Company and its shareholders (a "Permitted Offer")), proper provision shall be made so that each holder of a Right will for a 60-day period thereafter have the right to receive upon exercise that number of shares of Common
Stock having a market value of two times the exercise price of the Right, to the extent available, and then (after all authorized and unreserved shares of Common Stock have been issued) a common stock equivalent (such as Preferred Stock or another equity security with at least the same economic value as the Common Stock) having a market value of two times the exercise price of the Right, with Common Stock to the extent available being issued first (such right being called the "Subscription Right"). The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right. Upon the occurrence of any of the events giving rise to the exercisability of the Merger Right or the Subscription Right, any Rights that are or were at any time after the Distribution Date owned by an Acquiring Person shall immediately become null and void.

       With certain exceptions, no adjustments in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractions of shares will be issued and, in lieu thereof,an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

       At any time prior to the earlier to occur of (i) a Person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, the Company may thereafter redeem the then outstanding Rights in whole, but not in part, at the Redemption Price
(i) provided that such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or certain related Persons or (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Right if and for as long as an Acquiring Person beneficially owns securities representing less than 10% of the voting power of the Company's voting securities and at the time of redemption there are no other persons who are Acquiring Persons. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after 10 Business Days' prior notice.

       Subject to applicable law, the Board of Directors, at its option, may at any time after a Person becomes an Acquiring Person (but not after the acquisition by such Person of 50% or more of the outstanding Common
Stock), exchange all or part of the then outstanding and exercisable rights (except for Rights which have become void) for shares of Common Stock equivalent to one share of Common Stock per Right or, alternatively, for substitute consideration consisting of cash, securities of the Company or other assets (or any combination thereof).

       Fractional shares of Common Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares an adjustment in cash may be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

       Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

       This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the 2004 Rights Agreement, which is filed as an exhibit hereto and incorporated herein by reference.



Item 2.  Exhibits.

The exhibit list called for by this Item is incorporated by reference to the exhibit index filed as part of this registration statement.







                                     SIGNATURE
                                     _________

Pursuant to the requirements of Section 12 of the Securities Exchange
Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated: December 22, 2004


                                        Westamerica Bancorporation


                                        By  /s/   DENNIS R. HANSEN
                                        ____________________________________
                                        Dennis R. Hansen
                                        Senior Vice President and Controller









                            EXHIBIT INDEX
                            _____________


EXHIBIT 99

Amended and Restated Rights Agreement dated as of December 31, 2004 between Westamerica Bancorporation and Computershare Investor Services, LLC, which includes as Exhibit A the form of Rights Certificate.









EXHIBIT 99
__________